I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above:

         [ ]  Merger

         [x]  Liquidation

         [ ]  Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a Business Development Company (Note:
         Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:     ALEXANDER HAMILTON VARIABLE INSURANCE TRUST

3.       Securities and Exchange Commission File No.:  811-8682

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]  Initial Application           [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         100 North Greene Street, Greensboro, North Carolina  27401

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Shari J. Lease
         Vice President and Counsel
         Jefferson Pilot Financial
         One Granite Place
         Concord, New Hampshire  03301
         (603) 226-5105

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]

         Jefferson Pilot Investment Advisory Corporation

         One Granite Place
         Concord, New Hampshire  03301
         Contact:  Mark Landry
         (603) 226-5656

         NOTE:  ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO
         MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [x]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [x]  Open-end              [ ]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:

         Alexander Hamilton Capital Management, Inc.
         100 North Greene St.
         Greensboro, North Carolina  27401

         J.P. Morgan Investment Management, Inc.
         522 Fifth Avenue
         New York, New York  10036

         Massachusetts Financial Services Company
         500 Boylston Street
         Boston, MA  02116

         Warburg, Pincus Counsellors, Inc. (now known as Warburg Pincus Asset Management, Inc.)
         466 Lexington Avenue
         New York, New York  10017

         Strong Capital Management, Inc.
         P.O. Box 2936
         Milwaukee, WI  53201

         Lombard Odier International Portfolio Management Limited
         Norfolk House, 13 South Hampton Place
         London, WC1A2AJ, UK

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Not applicable.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)  Depositor's name(s) and address(es):

              Not applicable.

         (b)  Trustee's name(s) and address(es):

              Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [x]  Yes          [ ]  No

         If Yes, for each UIT state:
         Name(s): Alexander Hamilton Variable Annuity Separate Account File No.: 811-8374
         Business Address:  100 North Greene St., Greensboro, NC  27401

         Name(s):  Jefferson-Pilot Separate Account A
         File No.:  811-02188
         Business Address:  100 North Greene St., Greensboro, NC  27401

15.      (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x}  Yes            [ ]  No

              If Yes, state the date on which the board vote took place:


              November 4, 1997 [This vote consisted of approval of the filing of Form N-8F once all shares had been redeemed pursuant to an

              Order Approving Substitutions and Granting Exemptions issued by the SEC, which Order was issued on November 5, 1997.]

              If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]  Yes            [x]  No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain: The insurance companies and their separate accounts which invested in the fund obtained an Order Approving Substitutions and Granting Exemptions from the SEC effective November 5, 1997 which allowed them to redeem their shares in the fund and invest in different funds without shareholder approval.

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [x]  Yes          [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:
              December 5, 1997 and December 12, 1997

         (b)  Were the distributions made on the basis of net assets?

              [x]  Yes             [ ]  No

         (c)  Were the distributions made pro rata based on share ownership?

              [x]  Yes             [ ]  No

         (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

              [x]  Yes             [ ]  No

              If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:
              International Equity Fund: 100% (20.07% was owned by a registered separate account that could be considered an affiliate. The remaining 79.93%
              was owned by affiliates.)
              Emerging Growth Fund:      100% (34.71% was owned by registered
              separate accounts that could be considered affiliates. The remaining 65.29% was owned by affiliates.)
              Growth Fund:               100% (36.73% was owned by registered
              separate accounts that could be considered affiliates. The remaining 63.27% was owned by affiliates.)
              Growth & Income Fund:      100% (14.40% was owned by a registered
              separate account that could be considered an affiliate. The remaining 85.60% was owned by affiliates.)

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes          [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [x]  Yes          [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes          [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes          [x]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

              [ ]  Yes            [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
         [ ] Yes [x] No

         If Yes,
         (a)  Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)  List the expenses incurred in connection with the Merger or
              Liquidation:


               (i)                  Legal expenses:           $16,995  (These expenses were
                                                              incurred in connection with the
                                                              Application for an Order Approving
                                                              Substitutions and Granting
                                                              Exemptions.)

               (ii)                 Accounting expenses:      None

               (iii)                Other expenses (list and identify separately):      None

               (iv)                 Total expenses (sum of lines (i)-(iii) above):      $16,995

         (b)  How were those expenses allocated?
              Legal expenses were allocated to Jefferson Pilot Financial Insurance Company.

         (c)  Who paid those expenses?
              Jefferson Pilot Financial Insurance Company

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes          [x]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes          [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes          [x]  No
         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)  State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:
               811-_____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.










                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Alexander Hamilton Variable Insurance Trust, (ii) he or she is the President of Alexander Hamilton Variable Insurance Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                                      (Signature)

                                                       /s/ E. Jay Yelton
                                                       -----------------
                                                       E. Jay Yelton